04015633

STATES
HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52575

RECEIVED MAR - 1 2004 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Akins & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

224 West Orange Street
(No. and Street)

Lancaster	PA	17603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Miller — 717-295-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuntz Lesher LLP
(Name – *if individual, state last, first, middle name*)

215 S. Centerville Road, P.O. Box 8408	Lancaster	PA	17604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James P. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Akins & Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARIAL SEAL
JEAN M HAMBLETON
Notary Public
CITY OF LANCASTER, LANCASTER CNTY
My Commission Expires Mar 1, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER AKINS & COMPANY, INC.

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

DECEMBER 31, 2003 AND 2002

CONTENTS

Kuntz Lesher
LLP

215 S. Centerville Road
P.O. Box 8408
Lancaster, PA 17604

717-394-5666
fax 717-394-0693
www.klllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Miller Akins & Company, Inc.
Lancaster, PA

We have audited the accompanying statements of financial condition of Miller Akins & Company, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Akins & Company, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kuntz Lesher LLP
February 26, 2004

MILLER AKINS & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 13,433	$ 23,823
Commissions receivable	105,300	288
Shareholder advances	22,624	21,400
Receivable from related party	-	32,500
TOTAL CURRENT ASSETS	141,357	78,011
OTHER ASSETS		
Receivable from shareholder	65,000	65,000
Receivable from related party	32,500	-
Fixed assets, net of accumulated depreciation	7,522	8,596
	$246,379	$151,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,140	$ 4,250
Accrued payroll and expenses	4,000	4,116
Current portion of long-term debt	-	1,037
TOTAL CURRENT LIABILITIES	9,140	9,403
STOCKHOLDERS' EQUITY		
Common stock, no par value; Authorized 2,000 shares, issued and outstanding 1,100 shares in 2003 and 1,000 shares in 2002	110,000	100,000
Retained earnings	127,239	42,204
TOTAL STOCKHOLDERS' EQUITY	237,239	142,204
COMMITMENT - Note G		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$246,379	$151,607

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2003	YEAR ENDED DECEMBER 31, 2002
Revenue:		
Commissions	$420,571	$378,806
Other income	-	25,000
Investment income	3,286	148
	423,857	403,954
Expenses:		
Clearing charges	39,683	47,366
Quote services	20,080	19,070
Payroll and benefits	138,627	177,914
Occupancy expense	29,229	48,473
Equipment rent	-	133
Professional fees	17,185	26,156
Travel and entertainment	4,538	7,707
Auto expense	11,001	10,379
Advertising	532	453
Insurance	3,525	4,146
Taxes and licenses	2,397	100
Dues and subscriptions	170	243
Telephone	4,841	7,036
Office expense	834	4,030
Data processing	523	1,115
Depreciation expense	2,769	3,187
Miscellaneous (income) expense	434	(358)
Non-operating expense	54	403
	276,422	357,553
NET INCOME	$147,435	$ 46,401

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance, December 31, 2001	$100,000	$136,491	$236,491
Net income	-	46,401	46,401
Dividends paid	-	(140,688)	(140,688)
Balance, December 31, 2002	100,000	42,204	142,204
Net income	-	147,435	147,435
Common stock issued	10,000	-	10,000
Dividends paid	-	(62,400)	(62,400)
Balance, December 31, 2003	$110,000	$127,239	$237,239

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2003	YEAR ENDED DECEMBER 31, 2002
Cash flows from operating activities:		
Net income	$147,435	$ 46,401
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,769	3,187
Increase (decrease) in cash due to changes in assets and liabilities:		
Receivables	(105,012)	269,453
Deposits	-	2,013
Accounts payable	890	(1,515)
Accrued expenses	(116)	(76,501)
Total adjustments	(101,469)	196,637
NET CASH PROVIDED BY OPERATING ACTIVITIES	45,966	243,038
Cash flows from investing activities:		
Capital expenditures	(1,695)	-
Shareholder advances	(1,224)	-
Advances to related party and shareholder	-	(97,500)
NET CASH USED IN INVESTING ACTIVITIES	(2,919)	(97,500)
Cash flows from financing activities:		
Principal payments on lease obligation	(1,037)	(1,261)
Proceeds from the issuance of common stock	10,000	-
Dividends paid	(62,400)	(140,688)
NET CASH USED IN FINANCING ACTIVITIES	(53,437)	(141,949)
NET INCREASE (DECREASE) IN CASH	(10,390)	3,589
Cash and cash equivalents at beginning of year	23,823	20,234
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,433	$ 23,823
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 54	$ 403

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND REVENUE RECOGNITION

Miller Akins & Company, Inc. (the "Company") was formed on April 3, 2000 to provide exclusive service for corporations repurchasing debt and preferred stock issues in the open market. The Company is a member of the National Association of Securities Dealers ("NASD") registered as a broker/dealer. Revenue is recognized when the trade takes place.

ESTIMATES

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company has elected to file its federal and state income tax returns as an S Corporation, under the provisions of Section 1362(a) of the Internal Revenue Code. The effect of the election is the elimination of federal and state income taxes at the corporate level and the allocation of the Company's taxable income or loss onto the individual income tax returns of the shareholders.

ADVERTISING COSTS

Advertising and marketing costs are charged to expense as incurred.

CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to credit risk consist primarily of receivables, shareholder advances, and uninsured cash and cash equivalent accounts. There were no uninsured cash balances at December 31, 2003 or 2002.

SHAREHOLDER DISTRIBUTION POLICY

The Company's policy is to make distributions to shareholders in amounts sufficient to cover any tax liabilities as a result of the S Corporation elections.

NOTE B - RELATED PARTY TRANSACTIONS

The Company had advances of $22,624 and $21,400 to a shareholder at December 31, 2003 and December 31, 2002, respectively.

There is a note receivable as of December 31, 2003 amounting to $32,500 due from an entity owned by a shareholder of the Company. The balance is due April 5, 2005 with interest accruing annually at 5%.

There is a note receivable as of December 31, 2003 amounting to $65,000 due from a shareholder. The balance is due on February 15, 2005, with interest accruing at 5%.

The Company paid $25,901 and $16,000 in rent to an entity owned by a shareholder of the Company for the year ended December 31, 2003 and 2002, respectively. The lease with the related entity is on a month to month basis.

NOTE C - FIXED ASSETS

Fixed assets consisted of the following:

	DECEMBER 31, 2003	DECEMBER 31, 2002
Office equipment	$ 9,500	$ 7,805
Furniture and fixtures	7,853	7,853
	17,353	15,658
Less accumulated depreciation	9,831	7,062
	$ 7,522	$ 8,596

Depreciation charged to operations was $2,769 and $3,187 for the years ended December 31, 2003 and 2002, respectively. All fixed assets are being depreciated using the straight-line method. Office equipment is depreciated over 3 to 7 years and furniture and fixtures over 7 years.

NOTE D - LONG-TERM DEBT AND CAPITAL LEASE

Debt at December 31, 2002, consisted of a capital lease payable in monthly installments of $133 including interest of 15.9%. The lease was paid in full during 2003.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $109,268 (see page 10), which was $104,268 in excess of its required net capital of $5,000. The Company's net capital ratio as of December 31, 2003 was .08 to 1.

NOTE F - RESERVE REQUIREMENTS UNDER RULE 15c3-3

Rule 15c3-3 under the Securities Exchange Act of 1934 requires brokers and dealers maintaining customer accounts to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers in an amount computed in accordance with formulas defined in the Rule. The Company is exempt from the provisions of the Rule under Section (k) (2) (ii). The Company has claimed this exemption because it acts as an introducing broker/dealer and clears all transactions with customers on a fully disclosed basis.

NOTE G - LEASE COMMITMENTS

As of December 31, 2003, the Company is obligated under noncancelable leases for certain equipment, services, and vehicles. During the years ended December 31, 2003 and 2002, the Company incurred rent expense of $56,982 and $72,980, respectively.

Minimum future rentals under the operating leases for the years ending December 31 are as follows:

2004	$ 24,308
2005	$ 10,430

NOTE H - SHAREHOLDERS' AGREEMENT

During the year ended December 31, 2001, a shareholder agreement was entered into. Upon the death, disability, bankruptcy, or termination of a shareholder, the Company is obligated to redeem the outstanding shares of stock of that shareholder. The redemption price is to be set annually by the shareholders. No redemption price has been set to date.

NOTE I - GUARANTEE

The Company has guaranteed the debt of an entity owned by a shareholder of the Company. The total debt outstanding at December 31, 2003 under this guarantee amounted to approximately $125,000.

NOTE J - COMMON STOCK

During 2003, the Company issued 100 shares of common stock for an amount of $10,000.

NOTE K - PENDING ADOPTION OF ACCOUNTING STANDARD AND RELATIONSHIP WITH MACO REALTY, LLC

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. The requirements of FIN 46 apply to the Company for its year ending December 31, 2004.

NOTE K - PENDING ADOPTION OF ACCOUNTING STANDARD AND RELATIONSHIP WITH MACO REALTY, LLC (Continued)

Prior to FIN 46, a company generally included another entity in the Company's financial statements only if it controlled the entity through ownership of the majority voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is the primary beneficiary as evidenced by being subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

While management has not yet completed its evaluation of the requirements of FIN 46, management believes it is reasonable possible the Company will consolidate or be required to provide certain additional disclosures about Maco Realty, LLC when FIN 46 becomes effective. Maco Realty, LLC leases a building to the Company. The unaudited financial statements of Maco Realty, LLC for the year ended December 31, 2003 is not currently available.

The Company paid a total of $25,901 and $16,000 to lease a facility from Maco Realty, LLC during the years ended December 31, 2003 and 2002.

The impact that the adoption of FIN 46 may have on the Company's financial statements is currently not known.

MILLER AKINS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$237,239
Deductions - non-allowable assets:	
Haircut on securities	325
Fixed assets (less excluded indebtedness secured by such assets)	7,522
Shareholder advances	22,624
Receivable from related party and shareholder	97,500
	127,971
NET CAPITAL	$109,268

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital in excess of requirement	104,268
NET CAPITAL*	$109,268

* This amount differed from the net capital originally filed in the Company's December 31, 2003 Focus Report.

RECONCILIATION OF NET CAPITAL TO DECEMBER 31, 2003 FOCUS REPORT NET CAPITAL

Net capital as originally reported	$109,594
Audit adjustment to fixed assets and deposits	(326)
	$109,268

See Note E to the Financial Statements

Kuntz Lesher
LLP

215 S. Centerville Road
P.O. Box 8408
Lancaster, PA 17604

717-394-5666
fax 717-394-0693
www.klllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Miller Akins & Company, Inc.
Lancaster, PA

In planning and performing our audit of the financial statements and supplemental schedule of Miller Akins & Company, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and to determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kurtz Lund LLP

February 26, 2004